EXHIBIT 9: INFORMATION REGARDING DESIGNATED COMPLIANCE OFFICER

HR Ratings de Mexico, S.A. de C.V. ("HR Ratings") Designated Compliance Officer information is presented as followed:

Rafael Colado Ibarreche (Vice president of Compliance) resigned as Designated Compliance Officer on February 21st, 2020.

Alejandra Medina Díaz is now the Designated Compliance Officer and is responsible for meeting compliance requirements and procedures of HR Ratings. She is dedicated full-time to this assignment.

Ms. Medina has over 11 years of experience in the regulatory compliance of financial entities. Before joining HR Ratings she works as Corporate Manager at Grupo Elektra from 2017 to 2018, responsible for compliance of the company with obligations before the Mexican Banking and Securities Commission ("CNBV") and the Mexican Stock Exchange ("BMV"), structure of strategies for compliance with new provisions and advisory to the various commercial areas of the group.

From 2016 to 2017 Ms. Medina worked at Chávez Vargas Abogados, in the planification and implementation of finance projects with banking institutions and through the stock market and the implementation of corporate governance standards and regulatory compliance to issuers' obligations and other regulated entities, among others.

From 2013 to 2016 Ms. Medina worked at Promotora y Operadora de Infraestructura ("PINFRA"), as a Legal Manager, as a responsible for the corporate governance of the subsidiaries of the company and the compliance of regulatory requirements before the CNBV and the BMV of the public traded Company.

From 2012 to 2012 she worked at Galaz, Yamazaki, Ruíz Urquiza, S.C. ("Deloitte"), reviewing service agreements and in the implementation of corporate structures.

She holds a Law Degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a master's in financial law Institutions from the Universidad Panamericana (2017-2019).